Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Kennedy-Wilson Holdings, Inc.

Commission File No.: 001-33824

Subject Company: Kennedy Wilson Europe Real Estate Plc

Commission File No.: 132-02812

On August 3, 2017, Kennedy-Wilson Holdings, Inc. issued the following statement as part of its Q2 earnings release.

KW – KWE Transaction

During the quarter, the Company announced that Kennedy Wilson and KWE reached agreement on the terms of a recommended combination, which the Company believes will create a leading real estate investment and asset management platform. As a result of the transaction, KWE will become a wholly owned subsidiary of KW. As of June 30, 2017, Kennedy Wilson owned 23.8% of the share capital of KWE. The transaction is expected to be effected by means of a court-sanctioned scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991. The transaction is expected to close in 4Q-2017 and is subject to customary closing conditions including, among other things, receipt of KW and KWE shareholder approval. For more information, please refer to Form 8-K filed with the SEC on April 24, 2017 and June 13, 2017 and available at kennedywilson.com.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of a recommended offer by Kennedy-Wilson Holdings, Inc. (“KWH”) to acquire all of the outstanding shares (other than shares owned by KWH or its subsidiaries or held in treasury) of Kennedy Wilson Europe Real Estate Plc, a public limited company registered in Jersey (“KWE”), in an all-stock transaction (the “Transaction”), including the issuance of shares of KWH common stock in respect of the Transaction. On June 26, 2017, in connection with such proposed share issuance, KWH filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) and will file its definitive proxy statement with the SEC at a later date. Following the filing of the definitive proxy statement with the SEC, KWH will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the special meeting relating to the proposed acquisition. To the extent KWH effects the Transaction as a scheme of arrangement under Jersey law, the issuance of KWH common stock would not be expected to require registration under the Securities Act as a result of an exemption provided by Section 3(a)(10) under the Securities Act. In the event that KWH determines to effect the Transaction pursuant to a takeover offer or otherwise in a manner that is not exempt from the registration requirements of the Securities Act, it will file a registration statement with the SEC containing a prospectus with respect to the shares that would be issued in such transaction. INVESTORS AND SECURITY HOLDERS OF KWH ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT KWH WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KWH, THE PROPOSED ISSUANCE OF KWH COMMON STOCK AND THE TRANSACTION. The preliminary proxy statement, the definitive proxy statement, in each case as applicable, and other relevant materials in connection with the proposed issuance of shares of KWH common stock and the Transaction (when they become available), and, if required, the registration statement/prospectus and other documents filed by KWH with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at KWH’s website, ir.kennedywilson.com, or by contacting KWH’s Investor Relations department in writing at 151 S. El Camino Drive, Beverly Hills, CA 90212.

KWH believes that KWH, KWE, their respective directors and certain KWH executive officers may be deemed to be participants in the solicitation of proxies from KWH shareholders with respect to the Transaction, in-

cluding the proposed issuance of shares of KWH common stock. Information about KWH’s directors and executive officers and their ownership of KWH shares and KWE shares or securities referencing KWE shares is provided in KWH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, KWH’s proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2017, and KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KWH on Form 8-K on March 23, 2017. Information about the directors of KWE is provided in KWE’s Annual Report for the year ended December 31, 2016, which was filed with the SEC by KWH on Form 8-K on March 23, 2017. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, will be provided in the definitive proxy statement and other materials to be filed with the SEC in connection with the Transaction and issuance of shares of KWH common stock.

Forward-Looking Statements

This communication contains “forward-looking” statements concerning future events and financial performance. These forward-looking statements are necessarily estimates reflecting the judgment of senior management based on current estimates, expectations, forecasts and projections and include comments that express current opinions about trends and factors that may impact future operating results. Disclosures that use words such as “believe,” “anticipate,” “estimate,” “intend,” “could,” “plan,” “expect,” “project” or the negative of these, as well as similar expressions, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of future performance, rely on a number of assumptions concerning future events, many of which are outside of the companies’ control, and involve known and unknown risks and uncertainties that could cause actual results, performance or achievement, or industry results, to differ materially from any future results, performance or achievements, expressed or implied by such forward-looking statements. No assurance can be given that the proposed Transaction will happen as anticipated or at all. In evaluating these statements, you should specifically consider the risks referred to in our filings with the SEC, including our Form 10-K, which are available on our website and at www.sec.gov, including, but not limited to, the following factors: the occurrence of any event, change or other circumstance that could result in abandonment of the Transaction; the inability to complete the Transaction in a timely manner or at all; difficulties in successfully integrating the two companies following completion of the Transaction and the risk of not fully realizing expected synergies from the Transaction in the time frame expected or at all; the risk that the announcement and pendency of the Transaction disrupts current plans and operations, increases operating costs, results in management distraction or difficulties in establishing and maintaining relationships with third parties or makes employee retention and incentivization more difficult; the outcome of any legal proceedings that may be instituted against the companies in connection with the announcement and pendency of the Transaction; any limitations on the companies’ ability to operate their businesses during the pendency of the Transaction; disruptions in general economic and business conditions, particularly in geographies where the companies’ respective businesses may be concentrated; volatility and disruption of the capital and credit markets, higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans, all of which could increase costs and could limit the companies’ ability to acquire additional real estate assets; continued high levels of, or increases in, unemployment and general slowdowns in commercial activity; the companies’ leverage and ability to refinance existing indebtedness or incur additional indebtedness; an increase in the companies’ debt service obligations; the companies’ ability to generate a sufficient amount of cash from operations to satisfy working capital requirements and to service their existing and future indebtedness; the companies’ ability to achieve improvements in operating efficiency; foreign currency fluctuations; adverse changes in the securities markets; the companies’ ability to retain their senior management and attract and retain qualified and experienced employees; the companies’ ability to retain major clients and renew related contracts; trends in use of large, full-service commercial real estate providers; changes in tax laws in the United States, Europe or Japan or other jurisdictions that reduce or eliminate deductions or other tax benefits the companies receive; the possibility that future acquisitions may not be available at favorable prices or upon advantageous terms and conditions; the companies’ ability to dispose of assets; and costs relating to the acquisition of assets the companies may acquire could be higher than anticipated. Except as required by law, KWH does not intend to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.